TEKOIL & GAS CORPORATION

June 7, 2007

FILED VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	TEKOIL & Gas Corporation (the “Company”)
Registration Statement on Form SB-2 (“Form SB-2”) Filed April 19, 2007 File No. 333-142224

Dear Mr. Schwall:

This letter is in response to your correspondence dated May 18, 2007, in which you expressed several comments regarding the above referenced registration statement. The Company’s responses in this letter are referenced in accordance with the references in your comment letter. The Company’s Form SB-2 (Amendment 1), to which we will refer herein, has been filed with the Commission; and a redlined version, comparing the filed amendment to our originally filed Form SB-2, is being provided to you separately, along with a paper copy of this letter.

Registration Statement on Form SB-2

Selling Stockholders, page 31

1.
The prospectus, as well as the rest of our amended Form SB-2, has been updated throughout to include current information. In particular, the amended filing includes updated information regarding the Company’s and its subsidiary’s recently closed transactions with Masters Resources, LLC, and Masters Oil and Gas, LLC, as well as full disclosure concerning related loan and other transactions with Goldman, Sachs & Co., the unnamed financial institution in our original Form SB-2, and other parties. Copies of all agreements and documents related to the foregoing transactions were filed as exhibits to the Company’s current report on Form 8-K/A dated May 11, 2007, and are incorporated into the amended Form SB-2 by reference. Sales of securities related to the foregoing transactions are now described in Part II of the amended Form SB-2 under Item 2—Recent Sales of Unregistered Securities.

25050 I-45 North, Suite 525 • The Woodlands, Texas 77380 • (281) 364-6950

Mr. H. Roger Schwall
June 7, 2007

Part II

Item 26. Recent Sales of Unregistered Securities

2.
In our amended Form SB-2, we have limited our use of the qualifying language, “to the knowledge of management of the Company” and “to the knowledge of the Company’s management,” in Item 26 to issuances of common stock prior to June 27, 2005. No current officer, director or controlling shareholder of the Company has any personal knowledge of the circumstances surrounding the sales of common stock of Pexcon, Inc. (as the Company was then known), prior to June 27, 2005. The statements in the Form SB-2 regarding such issuances of securities are based upon the representations of the former president and controlling shareholder of Pexcon, Inc., in connection with the acquisition transaction that closed on June 27, 2005. Also, in the Form SB-2, and in our periodic reports, we have included the following risk factor:

We cannot be certain that previous equity offerings by the Company were in compliance with securities laws and regulations.

Prior to execution of the Acquisition Agreement pursuant to which our current controlling shareholders took control of the Company, the Company engaged in capital raising efforts through the issuance of common stock. Such restricted securities were purportedly issued pursuant to valid exemptions from U.S. and state securities laws, and the previous controlling shareholder of the Company made representations in the Acquisition Agreement that all shares of common stock theretofore issued by the Company were issued in compliance with all federal and state securities laws and all other applicable laws. In the event that such representations were incorrect, and the Company issued securities in violation of federal or sate securities laws, then the Company could be subject to criminal and civil penalties, which could materially adversely affect its operations, its ability to raise additional capital and its stock price.

Signatures

3.	The signature page of the amended Form SB-2 has been revised to identify Gerald Goodman, the Company’s Chief Financial Officer, as the person signing in the capacity of principal accounting officer.

Mr. H. Roger Schwall
June 7, 2007

In addition to the foregoing, we have revised or updated other information in our Form SB-2 (Amendment 1) to reflect changes or events occurring since the filing of or Form SB-2, including, but not limited to, corrected and updated stock price data, additional sales of securities and the employment of an additional officer of the Company.

Questions regarding this response may be directed to Jeffery Jonasen of Baker & Hostetler LLP at 407-649-4082 (fax- 407-841-0168), or to the Company at 281-364-6950 (fax- 281-364-8007). Thank you.

Sincerely, /s/ Mark S. Western Mark S. Western President and Chief Executive Officer